UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                             -----

                  	    Almost Family, Inc. (AFAM)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020409108
                         ------------------------------
                                 (CUSIP Number)

     David T. Russell, PhD, 2001 East Jackson St., Bloomington, IL 61701
                                  309-661-8554
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    10/27/00
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 020409108

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David T. Russell
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      PF
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              165,300 common shares (5.24%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              165,300
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 165,300 shares (5.24%)
      --------------------------------------------------------------------------



12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.24%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------


Item 1.  Security and Issuer

         Common stock of Almost Family, Inc. (AFAM)
         100 Mallard Creek Road, Suite 400, Louisville, KY, 40207.


Item 2.  Identity and Background

          David T. Russell is an individual investor residing in Bloomington, Illinois, and is a citizen of the United States and the State of Illinois. No convictions or administrative proceedings.


Item 3.  Source and Amount of Funds or Other Consideration

          Source of funds is personal investment capital and available buying power.


Item 4.  Purpose of Transaction


          The purpose of the share purchases is for investment in the leading provider of adult day care. I believe that AFAM management is doing an excellent job of refocusing on core operations and improving operating cash flow. Moreover, the reimbursement climate is improving as state Medicaid programs increase rates to more reasonable levels. AFAM's operating model provides clients and payors with quality supervision and health care at a substantial savings over alternatives. The company's revenues, earnings and cash flows are now growing at a considerable rate from a high base.

          The company's common stock price does not reflect the company's current performance or future earning power. I hope to work with AFAM's management and Board of Directors to increase shareholder value and increase the company's visibility with prospective investors.

          Future purchases and sales of AFAM common stock are possible. While none of the other actions described in items 4(b)-(j) are currently contemplated, a persistently low valuation of the company's stock price could motivate me to take additional action and amend this filing accordingly.


Item 5.  Interest in Securities of the Issuer

         (a,b) Filer owns and has sole voting and dispositive power over 165,300 shares of AFAM common stock.

         (c) Filer's transactions since 8/27/00 were the purchase of common shares through the following transactions (net of shares sold):

                                     No. of AFAM     Average purchase
                        Date        shares bought         price
                      -------      --------------    ----------------
                      8/29/00           1000              3.625
                      9/6/00            1100              3.5625
                      9/6/00            3400              3.625
                      9/7/00            1100              3.6875
                      9/8/00            1500              3.8125
                      9/11/00           1100              3.875
                      9/13/00           1000              3.8125
                      9/13/00           1000              3.78125
                      9/13/00           600               3.96875
                      9/15/00           2500              3.875
                      9/18/00           2500              3.8125
                      9/18/00           1000              3.59375
                      9/19/00           1000              3.8125
                      9/19/00           1500              3.59375
                      9/19/00           1000              3.625
                      9/19/00           2150              3.9375
                      9/19/00           2400              3.875
                      9/19/00           2000              3.75
                      9/20/00           1000              3.875
                      9/25/00           2500              3.9375
                      9/25/00           2000              4.125
                      9/25/00           800               4.125
                      9/25/00           1500              4.03125
                      9/25/00           4000              4.00
                      9/25/00           550               3.9375
                      9/26/00           500               4.1875
                      9/26/00           2000              4.125
                      9/26/00           1100              4.1875
                      9/27/00           2500              4.0625
                      9/27/00           2500              4.00
                      9/28/00           600               4.00
                      10/2/00           1000              3.875
                      10/3/00           1000              4.00
                      10/3/00           1100              4.00
                      10/3/00           1100              4.0625
                      10/4/00           1100              4.0625
                      10/4/00           1100              4.1875
                      10/4/00           1300              4.3125
                      10/4/00           1100              4.375
                      10/4/00           2500              4.375
                      10/4/00           1500              4.1875
                      10/4/00           500               4.3125
                      10/4/00           500               4.34375
                      10/4/00           500               4.5625
                      10/5/00           2500              4.4375
                      10/5/00           2500              4.4375
                      10/9/00           1000              4.03125
                      10/10/00          2500              4.4375
                      10/10/00          2000              4.4375
                      10/10/00          1000              4.03125
                      10/10/00          2500              4.03125
                      10/12/00          200               4.375
                      10/12/00          1000              3.875
                      10/13/00          2000              4.00
                      10/13/00          2500              4.03125
                      10/13/00          1100              4.15625
                      10/13/00          1000              4.15625
                      10/13/00          1100              4.28125
                      10/13/00          1000              4.0625
                      10/20/00          900               3.125
                      10/20/00          300               3.75
                      10/20/00          300               3.9375
                      10/20/00          1000              3.65625
                      10/23/00          2500              3.75
                      10/23/00          200               3.375
                      10/27/00          400               3.625
                      10/27/00          1000              3.75
                      10/30/00          2000              3.375
                      10/30/00          500               3.3125
                      10/30/00          3500              3.50
                      10/30/00          200               3.75
                      10/30/00          100               3.875
                                        -------           -----
                         Total:         100,500    Avg: $3.96

         (d)    N/A

         (e)    N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A



Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 November 6, 2000                            David T. Russell, PhD
------------------                         ------------------------------------
      Date                                   David T. Russell, PhD